December 2, 2020
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
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WWW.FOLEY.COM

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
072603-0102

Via EDGAR System
Ms. Megan Miller U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Annual Report on Form N-CSR for Fiscal Year Ended September 30, 2019 (Filed on November 1, 2019)

Dear Ms. Miller:
We are responding to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the above-referenced annual report (the "Annual Report") on behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831) consisting of four active portfolios.  The Annual Report relates to all of the series of FMI Funds, Inc. (each a “Fund” and, collectively, the “Funds”).  Set forth below are the Funds’ responses to oral comments of the Staff regarding the Annual Report.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).
1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Annual Report.
Response:  Where applicable, the Funds will update similar disclosure in the Annual Report to respond to the Staff’s comments.
2. Please ensure that the annual reports accurately identify which Funds are non-diversified.  Please confirm and, in future filings, revise the disclosure accordingly.
Response:  The Funds reviewed the disclosure and status of the Funds.  Subsequent to September 30, 2019, the FMI International Fund ceased being a non-diversified fund, and is now a diversified fund.  The Funds confirm that no Fund that is a diversified fund will become a non-diversified fund without obtaining shareholder approval.  The Funds revised the disclosure to read as follows in the most recent annual report:
“Large Cap Fund and the International Currency Unhedged Fund are non-diversified, open-end management investment companies under the Investment Company Act of 1940 (the “Act”), as amended. The Common Stock Fund and the International Fund are diversified open-end management investment companies under the Act.”
3. It appears that the FMI International Fund had significant investments in U.K. entities, which triggers disclosure showing the countries in which the Fund was

December 2, 2020

   concentrated.  Please confirm and, in future filings, revise the disclosure accordingly.  See FASB ASC 825-10-50-20 and 825-10-50-21.
Response:  The Funds reviewed the disclosure and the cited material.  As requested, in the most recent annual report, the Funds included a pie chart of “concentration by country” for the FMI International Fund and the FMI International Fund II – Currency Unhedged.
4. With regard to the FMI International Fund and the disclosure regarding foreign securities, the disclosure states that foreign securities do not trade during New York Stock Exchange (NYSE) hours.  However, some foreign securities trade for a portion of the NYSE hours.  So, in future filings, please note that certain foreign securities may trade during a portion of the NYSE hours.
Response:  The Funds reviewed the disclosure.  As requested, in the most recent annual report, the Funds included the following revised disclosure:
“Security does not trade during New York Stock Exchange hours, provided that certain foreign exchanges may trade during a portion of the New York Stock Exchange hours, and has been valued in accordance with the procedures discussed in Note 1(a) to the financial statements and has been classified as Level 2.”
5. With regard to the FMI International Fund, consider reporting the dollar value of foreign currency exposure in place of, or in addition to, the average quarterly volume of forward currency activity.  See FASB ASC 815-10-50-1A.
Response:  The Funds reviewed the disclosure and the cited material.  As requested, in the most recent annual report, the Funds included the following disclosure:
“On a quarterly average there were fourteen forward currency contracts with an average quarterly value of $4,337,918,495 outstanding during the year ended September 30, 2020.”
6. It appears that the language in the Prospectus that the FMI Common Stock Fund has adopted the Financial Statements of the Predecessor Fund, in connection with the reorganization, differs from that in the Annual Report.  The Annual Report says that the FMI Common Stock Fund is the accounting survivor of the reorganization. Please clarify in future filings.
Response:  The Funds reviewed the disclosure, and had subsequent discussions with the Staff.  As a result, the Funds will revise the disclosure in future filings to read as follows:

December 2, 2020

[Annual Report:] “The Common Stock Fund is the successor to the FMI Common Stock Fund, the sole series of FMI Common Stock Fund, Inc. (the “Predecessor Common Stock Fund”). The Predecessor Common Stock Fund commenced operations on December 18, 1981. The reorganization was effective as of January 31, 2014, and the Common Stock Fund is the accounting survivor of the reorganization. As the accounting survivor of the reorganization, the Common Stock Fund adopted the Financial Statements of the Predecessor Common Stock Fund. The Predecessor Common Stock Fund was incorporated under the laws of Wisconsin on July 29, 1981.”
[Prospectus:] “The FMI Common Stock Fund is the successor to the Predecessor Fund as a result of the reorganization of the Predecessor Fund into the FMI Common Stock Fund on January 31, 2014. As the accounting survivor of the reorganization, the FMI Common Stock Fund has adopted the Financial Statements of the Predecessor Fund.”
7. Please confirm that the disclosure that the forward currency contracts are not subject to master netting arrangements is correct.
Response:  The Funds confirm this disclosure is correct.
* * *
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures
cc:	Lauren Grebe
   FMI Funds, Inc.